Exhibit 99.2
Indian GAAP Press Release

Infosys Technologies Announces Results for the Quarter Ended September 30, 2009

Q2 revenues sequentially grew by 2.1%

Bangalore, India – October 09, 2009

Highlights

Consolidated results for the quarter ended September 30, 2009

  Income was Rs. 5,585 crore for the quarter ended September 30, 2009; YoY growth was 3.1%
  Net profit after tax was Rs. 1,540 crore for the quarter ended September 30, 2009; YoY growth was 7.5%
  Earnings per share increased to Rs. 26.86 from Rs. 25.02 in the corresponding quarter of the previous year; YoY growth was 7.4%
  Declared an Interim dividend of Rs. 10 per share which is  200% on par value of Rs. 5 per share ( same as previous year)

Others

  35 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 6,069 employees (net addition of 1,548) for the quarter by Infosys and its subsidiaries
  1,05,453 employees as on September 30, 2009 for Infosys and its subsidiaries

“In the second quarter, the business climate has improved,” said S. Gopalakrishnan, CEO and Managing Director. “Clients are now looking to invest in a few strategic initiatives and relationships to maximize value from opportunities when the economic downturn ends.”

Business outlook

The company’s outlook (consolidated) for the quarter ending December 31, 2009 and for the fiscal year ending March 31, 2010, under Indian GAAP and International Financial Reporting Standards (IFRS) is as follows:

Outlook under Indian GAAP – consolidated*

Quarter ending December 31, 2009

  Income is expected to be in the range of Rs. 5,429 crore and Rs. 5,476 crore; YoY decline of 6.2% to 5.4%
  Earnings per share is expected to be in the range of Rs. 23.35 and Rs. 23.56; YoY decline of 18.5% to 17.8%

Fiscal year ending March 31, 2010

  Income is expected to be in the range of Rs. 21,961 crore and Rs. 22,055 crore; YoY growth of 1.2% to 1.7%
  Earnings per share is expected to be in the range of Rs. 99.60 and Rs. 100.00; YoY decline of 4.8% to 4.4%

* Conversion 1 US$ = Rs. 47.00 considered for quarters ending December 31, 2009 and March 31, 2010.

Outlook under IFRS#

Quarter ending December 31, 2009

  Consolidated revenues are expected to be in the range of $ 1,155 million and $ 1,165 million; YoY decline of 1.4% to 0.5%
  Consolidated earnings per American Depositary Share are expected to be $ 0.50; YoY decline of 13.8%

Fiscal year ending March 31, 2010

  Consolidated revenues are expected to be in the range of $ 4.60 billion and $ 4.62 billion; YoY decline of 1.3% to 1.0%
  Consolidated earnings per American Depositary Share are expected to be in the range of
  $ 2.09 and $ 2.10; YoY decline of 7.1% to 6.7%

# Exchange rates considered for quarters ending December 31, 2009 and March 31, 2010 for major global currencies: AUD / USD – 0.87; GBP / USD – 1.60; Euro / USD – 1.46

Awards and recognition

The economic downturn highlighted our innate strengths as industry observers and media presented us a rousing encomium. The Wall Street Journal Asia survey recognized us as the ‘Most Admired Indian Company’ in its Asia 200, an annual ranking of Asia’s leading companies. We have been ranked in Fortune magazine’s 100 Fastest-growing Companies 2009. We are the only Indian IT services company among "the world’s supercharged performers" that are growing even during a downturn. We have been ranked at No. 25 in BusinessWeek’s InfoTech100, a listing of the world’s best performing technology companies in 2009. This list rates technology companies that have managed to meet and exceed expectations despite the downturn.

Expansion of services and significant projects

Our strategy through the downturn has been to build on our strengths rather than limit ourselves to navigating the challenges. Following this route, we are confident of emerging stronger when the economic environment improves and better poised to deliver enhanced value to all our stakeholders. We are sharpening focus on Research & Development, Intellectual Property-based solutions, and ‘New Engagement Models’ (NEMs) that offer flexible pricing and greater operational control and efficiency to clients. In addition, true to the spirit of our Global Delivery Model, we are continuing to invest and expand in regions such as India, Brazil, Mexico, and China. We have a sales group dedicated to large outsourcing deals that has helped us secure significant projects this year. We believe our expertise in large-scale transition management will differentiate us in the near future.

Clients have been impressed by our engineering services. An industrial products and services company is testing our ‘Enterprise Collaboration Platform’ to transform its intranet from an information repository into a next-generation content hub that engages employees better. A leading mobile service provider selected us as its strategic partner to run its ‘Bid Management Process’. The deal involves setting up our patent-pending ‘Infosys Sales Effectiveness Center’ that will own the bid process, pricing, and contract services. For an apparel manufacturer, we are implementing our ‘Product Master Syndication Solution’ that will support the entire product lifecycle and provide a single source of data.A power major sought our ‘Plant Design and Management System Solution’ that enables collaboration across distributed teams. A large manufacturer selected us as its prime systems integration partner to implement and support our Product Lifecycle Management solution based on the Siemens TeamCenter product.

We continue to focus on large transformational engagements, especially through our consulting and enterprise solution offerings. A broadcasting company partnered with us to develop new digital media services. A service provider for retailers engaged us to develop an Order Management System. A large bank selected us to conduct end-to-end testing as well as user-acceptance testing for Finacle™ implementation and integration with other applications. A large bank chose us for end-to-end systems integration in the transformation program of its corporate banking e-channel system. A provider of high-performance networking systems partnered with us for a transformational program to scale up its core engineering processes.

 “The pricing environment seems to have stabilized,” said S.D. Shibulal, Chief Operating Officer. “There is increasing traction for our system integration services due to Mergers & Acquisition, especially in the Financial Services segment.”

FinacleTM

Finacle™ continued to grow its business, adding four clients this quarter.  Of these, two were from Europe, Middle East and Africa (EMEA) region and two from the Asia Pacific region.

Eleven client projects went live in the quarter. Of these, eight projects went live in the Asia Pacific region and three in the EMEA region.

Gartner, Inc. has positioned Finacle™ core banking solution in the Leaders Quadrant of the 'Magic Quadrant for International Retail Core Banking (IRCB)' report.

Infosys BPO

A leading bank engaged Infosys BPO to review mortgage documents, validate data across various systems, and remediate the basis of the actual document for 2,000 loans from a portfolio of 10 million loans. A large manufacturer chose Infosys BPO to service select finance, accounting, HR, customer services, and IT helpdesk functions.

New Markets

As the pioneer of the Global Delivery Model and a proponent of a Flat World, we are strengthening our presence across the globe. Our focus particularly has been on powerful emerging markets such as Mexico, Brazil, China, and India.

In a span of two years, we have established multiple services in Mexico, including IT, BPO and Consulting services, and Core Banking solutions for our global clients and those across Latin America. Our Mexico center continues to provide near-shore value proposition to our US clients in Application Development and Maintenance, Enterprise Solutions, and Independent Validation Services. In addition, we have partnered with the country’s government and universities to design and roll out a unique finishing school program for engineering graduates.

We are setting up our first Development Center in Brazil. This is our second Latin America (Latam) operation, aimed at serving clients which are head quartered either in Brazil, or outside. Through operations in Brazil, we can manage the Portuguese needs of Brazilian clients and with our Mexico operations, we can manage the Spanish needs of the Latam region. In this way, operating from Mexico and Brazil prepares us for growth here.

Our China Development Center has grown in the last one year to deliver BPO and IT services to clients in the US, Europe, and Asia. We have been expanding our delivery capability in horizontal services such as Enterprise Solutions, Independent Validation Services, and Product Engineering as well as investing in contextualizing our Finacle™ Banking Solution for the Chinese market. We are also working closely with the government to tap, and subsequently nurture the IT talent pool in China.

In India, we continue the impetus of the previous quarters. This quarter, we were awarded the eBiz Project by the Department of Industrial Policy and Promotion (DIPP), Ministry of Commerce and Industry, Government of India. The project includes designing and developing the eBiz platform, establishing the support IT infrastructure, implementing, maintaining and expanding the eBiz solution and services for the next 10 years.

In emerging markets elsewhere, we continue to maintain our momentum. A mining company engaged us for Sourcing and Procurement as well as Finance and Accounting outsourcing. A telecommunications company selected us to design and implement a Testing Center of Excellence. An agri products and processing business selected us as a strategic global partner for its infrastructure management services.

Process innovation

This quarter, the United States Patent and Trademark Office (USPTO) granted our fourth patent: ‘Automated Software Testing Architecture Using a Multi-level Framework’. The patent discloses a three-level framework for software testing architecture, especially testing complex and domain-intensive products.

During the quarter, Infosys applied for four patents in India and the U.S. With this, Infosys has an aggregate of 203 patent applications (pending) in India and the U.S. and has been granted four patents by USPTO.

Liquidity and capital expenditure

Cash and cash equivalents, including investments in liquid mutual funds, as on September 30, 2009 was Rs. 13,796 (Rs. 8,858 crore as on September 30, 2008).

“The global currency markets continue to be extremely volatile, even though we have seen some stability in the rupee against the US dollar this quarter,” said V. Balakrishnan, Chief Financial Officer. “We continue to focus on high quality growth with superior margins. Our balance sheet has been further strengthened with cash and cash equivalents reaching US$ 2.8 billion.”

Human resources

During the quarter, Infosys and its subsidiaries added 6,069 employees (gross). The net addition during the quarter was 1,548.

“In response to the economic crisis, we had stepped up our investment in training. This has made us more competitive in fulfilling client needs today,” said T. V. Mohandas Pai, Member of the Board and Head – HRD and Education & Research. “We have successfully completed the implementation of iRACE, our program for growth-focused career architecture across the company, thus completely transforming our people strategy.”

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 105,000 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index and The Global Dow. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2009 and on Form 6-K for the quarter ended June 30, 2009. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Peter McLaughlin, USA +1 (213) 268 9363 Peter_McLaughlin@infosys.com

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Balance Sheet as at	September 30, 2009	March 31, 2009
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	287	286
Reserves and surplus	19,794	17,523
	20,081	17,809
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	6,462	5,986
Less: Accumulated depreciation and amortization	2,579	2,187
Net book value	3,883	3,799
Add: Capital work-in-progress	412	615
	4,295	4,414
INVESTMENTS	4,152	1,005
DEFERRED TAX ASSETS, NET	152	102
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	3,133	3,390
Cash and bank balances	8,243	9,039
Loans and advances	3,572	3,164
	14,948	15,593
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	1,809	1,507
Provisions	1,657	1,798
NET CURRENT ASSETS	11,482	12,288
	20,081	17,809
NOTE: The audited Balance Sheet as at September 30, 2009 has been taken on record at the Board meeting held on October 09, 2009.

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data
Profit and Loss Account for the	Quarter ended September 30,		Half-year ended September 30,
	2009	2008	2009	2008
Income from software services and products	5,201	5,066	10,305	9,582
Software development expenses	2,851	2,750	5,621	5,361
GROSS PROFIT	2,350	2,316	4,684	4,221
Selling and marketing expenses	234	256	449	472
General and administration expenses	317	342	663	627
	551	598	1,112	1,099
OPERATING PROFIT BEFORE DEPRECIATION	1,799	1,718	3,572	3,122
Depreciation	207	161	408	316
OPERATING PROFIT BEFORE TAX	1,592	1,557	3,164	2,806
Other Income, net	232	77	497	208
NET PROFIT BEFORE TAX	1,824	1,634	3,661	3,014
Provision for taxation	386	244	759	362
NET PROFIT AFTER TAX	1,438	1,390	2,902	2,652
Balance Brought Forward	11,769	7,903	10,305	6,642
Less: Residual dividend paid	–	–	–	1
Additional dividend tax	–	–	–	–
	11,769	7,903	10,305	6,641
AMOUNT AVAILABLE FOR APPROPRIATION	13,207	9,293	13,207	9,293
Dividend
Interim	573	572	573	572
Dividend tax	97	97	97	97
Amount transferred to general reserve	–	–	–	–
Balance in profit and loss account	12,537	8,624	12,537	8,624
	13,207	9,293	13,207	9,293
EARNINGS PER SHARE
Equity shares of par value Rs. 5/- each

Basic	25.08	24.28	50.64	46.34
Diluted	25.05	24.23	50.57	46.24
Number of shares used in computing earnings per share
Basic	57,31,76,778	57,24,25,798	57,30,62,804	57,23,12,623
Diluted	57,38,80,145	57,35,54,906	57,37,82,078	57,35,56,617
Total Public Shareholding @
Number of shares	37,25,67,451	36,82,72,931	37,25,67,451	36,82,72,931
Percentage of shareholding	64.99	64.33	64.99	64.33
NOTE:
1. The audited Profit & Loss Account for the quarter ended September 30, 2009 has been taken on record at the Board meeting held on October 09, 2009
2. A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com
@ Total public shareholding as defined under clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt Holders)

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Consolidated Balance Sheet as at	September 30, 2009	March 31, 2009
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	287	286
Reserves and surplus	20,470	17,968
	20,757	18,254
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	7,681	7,093
Less: Accumulated depreciation and amortization	2,858	2,416
Net book value	4,823	4,677
Add: Capital work-in-progress	420	677
	5,243	5,354
INVESTMENTS	3,222	–
DEFERRED TAX ASSETS,NET	182	126
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	3,366	3,672
Cash and bank balances	9,051	9,695
Loans and advances	3,718	3,279
	16,135	16,646
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	2,271	2,004
Provisions	1,754	1,868
NET CURRENT ASSETS	12,110	12,774
	20,757	18,254
NOTE:
  Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited (“Infosys” or “company”) and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.
  The audited Balance Sheet as at September 30, 2009 has been taken on record at the Board meeting held on October 09, 2009.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Quarter ended September 30,		Half-year ended September 30,
	2009	2008	2009	2008
Income from software services, products and business process management	5,585	5,418	11,057	10,272
Software development and business process management expenses	2,963	2,891	5,878	5,645
GROSS PROFIT	2,622	2,527	5,179	4,627
Selling and marketing expenses	276	303	537	560
General and administration expenses	413	430	841	794
	689	733	1,378	1,354
OPERATING PROFIT BEFORE DEPRECIATION	1,933	1,794	3,801	3,273
Depreciation	232	177	454	346
OPERATING PROFIT BEFORE TAX	1,701	1,617	3,347	2,927
Other income, net	236	66	505	183
NET PROFIT BEFORE TAX	1,937	1,683	3,852	3,110
Provision for taxation	397	251	785	376
NET PROFIT AFTER TAX	1,540	1,432	3,067	2,734
Balance Brought Forward	12,087	8,129	10,560	6,828
Less: Residual dividend paid	–	–	–	1
Additional dividend tax	–	–	–	–
	12,087	8,129	10,560	6,827
AMOUNT AVAILABLE FOR APPROPRIATION	13,627	9,561	13,627	9,561
Dividend
Interim	573	572	573	572
Dividend tax	97	97	97	97
Amount transferred to general reserve	–	–	–	–
Balance in profit and loss account	12,957	8,892	12,957	8,892
	13,627	9,561	13,627	9,561
EARNINGS PER SHARE
Equity shares of par value Rs. 5/- each
Basic	26.86	25.02	53.52	47.78
Diluted	26.83	24.97	53.45	47.67
Number of shares used in computing earnings per share
Basic	57,31,76,778	57,24,25,798	57,30,62,804	57,23,12,623
Diluted	57,38,80,145	57,35,54,906	57,37,82,078	57,35,56,617
Total Public Shareholding @
Number of shares	37,25,67,451	36,82,72,931	37,25,67,451	36,82,72,931
Percentage of shareholding	64.99	64.33	64.99	64.33
@ Total public shareholding as defined under clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt Holders)